Exhibit 99.1

XPENG Reports Second Quarter 2026 Unaudited Financial Results

•	Cash position[i] was RMB40.48 billion (US$5.97 billion) as of June 30, 2026

•	Quarterly total revenues were RMB19.74 billion, a 51.5% increase quarter-over-quarter

•	Quarterly gross margin was 20.7%, an increase of 3.4 percentage points over the same period of 2025

•	Quarterly vehicle margin was 12.1%, remained relatively stable quarter-over-quarter

GUANGZHOU, China, August 24, 2026 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global Physical AI company, today announced its unaudited financial results for the three months ended June 30, 2026.

Operational and Financial Highlights for the Three Months Ended June 30, 2026

	2026Q2	2026Q1	2025Q4	2025Q3	2025Q2	2025Q1
Total deliveries	103,295	62,682	116,249	116,007	103,181	94,008

•	Total deliveries of vehicles were 103,295 for the second quarter of 2026, representing an increase of 0.1% from 103,181 in the corresponding period of 2025.

•	XPENG’s physical sales network had a total of 740 stores, covering 257 cities as of June 30, 2026.

[i]

Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

•	XPENG self-operated charging station network reached 3,780 stations, including 2,720 XPENG ultra-fast charging stations as of June 30, 2026.

•

Total revenues were RMB19.74 billion (US$2.91 billion) for the second quarter of 2026, representing an increase of 8.0% from the same period of 2025, and an increase of 51.5% from the first quarter of 2026.

•

Revenues from vehicle sales were RMB17.05 billion (US$2.51 billion) for the second quarter of 2026, representing an increase of 1.0% from the same period of 2025, and an increase of 55.0% from the first quarter of 2026.

•	Gross margin was 20.7% for the second quarter of 2026, compared with 17.3% for the same period of 2025 and 20.6% for the first quarter of 2026.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 12.1% for the second quarter of 2026, compared with 14.3% for the same period of 2025 and 12.1% for the first quarter of 2026.

•

Net loss was RMB1.34 billion (US$0.20 billion) for the second quarter of 2026, compared with a loss of RMB0.48 billion for the same period of 2025 and a loss of RMB1.78 billion for the first quarter of 2026. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.24 billion (US$0.18 billion) for the second quarter of 2026, compared with a loss of RMB0.39 billion for the same period of 2025 and a loss of RMB1.69 billion for the first quarter of 2026.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.34 billion (US$0.20 billion) for the second quarter of 2026, compared with a loss of RMB0.48 billion for the same period of 2025 and a loss of RMB1.78 billion for the first quarter of 2026. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.24 billion (US$0.18 billion) for the second quarter of 2026, compared with a loss of RMB0.39 billion for the same period of 2025 and a loss of RMB1.69 billion for the first quarter of 2026.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.40 (US$0.21) and basic and diluted net loss per ordinary share were both RMB0.70 (US$0.10) for the second quarter of 2026. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.29 (US$0.19), and non-GAAP basic and diluted net loss per ordinary share were both RMB0.65 (US$0.10) for the second quarter of 2026.

•	Cash position was RMB40.48 billion (US$5.97 billion) as of June 30, 2026, compared with RMB42.09 billion as of March 31, 2026.

Key Financial Results

(in RMB billions, except for percentages)

	For the Three Months Ended			% Changeii
	June 30, 2026	March 31, 2026	June 30, 2025	YoY	QoQ
Vehicle sales	17.05	11.00	16.88	1.0%	55.0%
Vehicle margin	12.1%	12.1%	14.3%	-2.2 pts	0.0 pts
Total revenues	19.74	13.03	18.27	8.0%	51.5%
Gross profit	4.08	2.68	3.17	28.9%	52.2%
Gross margin	20.7%	20.6%	17.3%	3.4 pts	0.1 pts
Net loss	1.34	1.78	0.48	179.9%	-25.1%
Non-GAAP net loss	1.24	1.69	0.39	221.1%	-26.6%
Net loss attributable to ordinary shareholders	1.34	1.78	0.48	179.9%	-25.1%
Non-GAAP net loss attributable to ordinary shareholders	1.24	1.69	0.39	221.1%	-26.6%
Comprehensive loss attributable to ordinary shareholders	1.60	2.06	0.49	223.4%	-22.4%

ii	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Management Commentary

“The back-to-back success of the GX and MONA L03 gives us greater confidence in our upcoming new models, as we translate our leading edge in smart technologies and design into more blockbuster products and stronger brand momentum,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “The development of the mass-production version of XPENG’s humanoid robot has recently reached several significant milestones. I believe XPENG will not only build one of China’s most valuable humanoid robotics companies, but also become a global leader in physical AI, spearheading the large-scale adoption and commercialization of advanced general-purpose humanoid robots and autonomous driving technologies in China and overseas.”

“During the second quarter of 2026, our operations remained resilient despite industry-wide cost pressures. Driven by breakthroughs in our premiumization and globalization efforts, our gross margin continued to exceed 20%,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “I expect the mass production and commercialization of physical AI technologies to accelerate over the coming year, generating meaningful gross profit growth to support our continued R&D investment in physical AI.”

Recent Developments

Deliveries in July 2026

•	Total deliveries were 38,027 vehicles in July 2026.

•	As of July 31, 2026, year-to-date total deliveries were 204,004 vehicles.

Launch of MONA L03

On July 16, 2026, XPENG held the global launch event of MONA L03, the Next-Gen AI SUV Coupe, in Munich, Germany.

Entering into the Dogotix Share Purchase Agreement

On August 24, 2026, Dogotix Inc. (a subsidiary of the Company) entered into a share purchase agreement (the “Dogotix Share Purchase Agreement”) with, among others, certain subscribers, pursuant to which such subscribers conditionally agreed to subscribe for certain shares to be newly issued by Dogotix Inc. at an aggregate purchase price of US$900 million. For details, please refer to the announcement of the Company dated August 24, 2026, in relation to, among others, the Dogotix Share Purchase Agreement.

Unaudited Financial Results for the Three Months Ended June 30, 2026

Total revenues were RMB19.74 billion (US$2.91 billion) for the second quarter of 2026, representing an increase of 8.0% from RMB18.27 billion for the same period of 2025 and an increase of 51.5% from RMB13.03 billion for the first quarter of 2026.

Revenues from vehicle sales were RMB17.05 billion (US$2.51 billion) for the second quarter of 2026, representing an increase of 1.0% from RMB16.88 billion for the same period of 2025, and an increase of 55.0% from RMB11.00 billion for the first quarter of 2026. The quarter-over-quarter increase was mainly attributable to higher vehicle deliveries.

Revenues from services and others were RMB2.70 billion (US$0.40 billion) for the second quarter of 2026, representing an increase of 93.9% from RMB1.39 billion for the same period of 2025 and an increase of 32.6% from RMB2.03 billion for the first quarter of 2026. The year-over-year and quarter-over-quarter increases were primarily attributable to increased revenues from (i) technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current period, under the agreement entered into with the Manufacturer; and (ii) parts and accessories sales.

Cost of sales was RMB15.66 billion (US$2.31 billion) for the second quarter of 2026, representing an increase of 3.7% from RMB15.11 billion for the same period of 2025 and an increase of 51.3% from RMB10.35 billion for the first quarter of 2026. The quarter-over-quarter increase was mainly in line with vehicle deliveries as described above.

Gross margin was 20.7% for the second quarter of 2026, compared with 17.3% for the same period of 2025 and 20.6% for the first quarter of 2026.

Vehicle margin was 12.1% for the second quarter of 2026, compared with 14.3% for the same period of 2025 and 12.1% for the first quarter of 2026. The year-over-year decrease was due to product generation transition.

Services and others margin was 75.1% for the second quarter of 2026, compared with 53.6% for the same period of 2025 and 66.5% for the first quarter of 2026. The year-over-year and quarter-over-quarter increases were attributable to the aforementioned revenue from technical R&D services and parts and accessories sales.

Research and development expenses were RMB2.91 billion (US$0.43 billion) for the second quarter of 2026, representing an increase of 32.1% from RMB2.21 billion for the same period of 2025 and an increase of 0.3% from RMB2.91 billion for the first quarter of 2026. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and AI-related technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.50 billion (US$0.37 billion) for the second quarter of 2026, representing an increase of 15.2% from RMB2.17 billion for the same period of 2025 and an increase of 32.5% from RMB1.88 billion for the first quarter of 2026. The year-over-year increase was primarily due to higher marketing and advertising expenses. The quarter-over-quarter increase was primarily due to the higher commission to the franchised stores and higher marketing and advertising expenses.

Other income, net was RMB0.14 billion (US$0.02 billion) for the second quarter of 2026, representing a decrease of 42.2% from RMB0.24 billion for the same period of 2025 and a decrease of 24.7% from RMB0.18 billion for the first quarter of 2026. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in receipt of government subsidies.

Fair value gain on derivative liability relating to the contingent consideration was a gain of RMB0.05 billion (US$0.01 billion) for the second quarter of 2026, compared with a gain of RMB0.03 billion for the same period of 2025 and a gain of RMB0.05 billion for the first quarter of 2026. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB1.14 billion (US$0.17 billion) for the second quarter of 2026, compared with RMB0.93 billion for the same period of 2025 and RMB1.87 billion for the first quarter of 2026.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.04 billion (US$0.15 billion) for the second quarter of 2026, compared with a loss of RMB0.84 billion for the same period of 2025 and a loss of RMB1.78 billion for the first quarter of 2026.

Net loss was RMB1.34 billion (US$0.20 billion) for the second quarter of 2026, compared with a loss of RMB0.48 billion for the same period of 2025 and a loss of RMB1.78 billion for the first quarter of 2026.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.24 billion (US$0.18 billion) for the second quarter of 2026, compared with a loss of RMB0.39 billion for the same period of 2025 and a loss of RMB1.69 billion for the first quarter of 2026.

Net loss attributable to ordinary shareholders of XPENG was RMB1.34 billion (US$0.20 billion) for the second quarter of 2026, compared with a loss of RMB0.48 billion for the same period of 2025 and a loss of RMB1.78 billion for the first quarter of 2026.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB1.24 billion (US$0.18 billion) for the second quarter of 2026, compared with a loss of RMB0.39 billion for the same period of 2025 and a loss of RMB1.69 billion for the first quarter of 2026.

Basic and diluted net loss per ADS were both RMB1.40 (US$0.21) for the second quarter of 2026, compared with RMB0.50 basic and diluted net loss per ADS for the second quarter of 2025 and RMB1.87 basic and diluted net loss per ADS for the first quarter of 2026.

Non-GAAP basic and diluted net loss per ADS were both RMB1.29 (US$0.19) for the second quarter of 2026, compared with RMB0.41 non-GAAP basic and diluted net loss per ADS for the second quarter of 2025 and RMB1.76 non-GAAP basic and diluted net loss per ADS for the first quarter of 2026.

Balance Sheets

As of June 30, 2026, the Company had a cash position of RMB40.48 billion (US$5.97 billion), compared with RMB42.09 billion as of March 31, 2026.

Business Outlook

For the third quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 115,000 and 121,000, representing a year-over-year change of approximately -0.87% to +4.30%, and a quarter-over-quarter increase of approximately 11.33% to 17.14%.

•

Total revenues to be between RMB21.7 billion and RMB23.4 billion, representing a year-over-year increase of approximately 6.47% to 14.81%, and a quarter-over-quarter increase of approximately 9.91% to 18.52%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 24, 2026 (8:00 PM Beijing/Hong Kong Time on August 24, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Second Quarter 2026 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10056093-aweri7.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until September 1, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Chinese Mainland:	400-120-9216
Replay Access Code: About XPENG	10056093

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world to reshape future mobility and smart living. Through in-house R&D, XPENG has developed a full-stack Physical AI architecture spanning Turing AI chips, world foundation models, and highly integrated software and hardware applications. This unified technology foundation of XPENG powers an expansive product portfolio of smart EVs, robotaxis, and humanoid robots, advancing the deployment of Physical AI at scale. Headquartered in Guangzhou, China, XPENG is dual-primary listed on the New York Stock Exchange and the Hong Kong Stock Exchange. With global capabilities across R&D, manufacturing, sales, and services, XPENG drives continuous technological innovation and fosters an open Physical AI ecosystem, making life smarter, safer, and better for users worldwide. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per ordinary share and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.79 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2025 RMB	June 30, 2026 RMB	June 30, 2026 US$
ASSETS
Current assets
Cash and cash equivalents	17,329,612	14,238,387	2,098,479
Restricted cash	6,071,491	6,924,327	1,020,520
Short-term deposits	11,388,834	7,780,960	1,146,772
Restricted short-term deposits	296,277	1,207,694	177,992
Short-term investments	3,217,293	1,537,877	226,655
Long-term deposits, current portion	3,020,317	4,485,471	661,077
Restricted long-term deposits, current portion	600,472	—	—
Derivative assets	—	46,884	6,910
Accounts and notes receivable, net	1,996,917	1,140,279	168,056
Installment payment receivables, net, current portion	3,553,054	3,729,175	549,612
Inventory	10,380,668	13,729,266	2,023,443
Amounts due from related parties	102,219	165,426	24,381
Prepayments and other current assets, net	5,296,673	6,519,738	960,889

Total current assets	63,253,827	61,505,484	9,064,786

Non-current assets
Long-term deposits	4,263,542	2,815,695	414,982
Restricted long-term deposits	1,468,708	1,488,663	219,402
Property, plant and equipment, net	13,527,237	17,874,208	2,634,332
Right-of-use assets, net	3,730,921	1,172,310	172,777
Intangible assets, net	4,253,168	3,985,127	587,335
Land use rights, net	3,216,526	3,475,115	512,169
Installment payment receivables, net	6,496,020	6,145,671	905,760
Long-term investments	2,523,037	2,708,224	399,143
Other non-current assets	429,644	415,819	61,284

Total non-current assets	39,908,803	40,080,832	5,907,184

Total assets	103,162,630	101,586,316	14,971,970

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2025 RMB	June 30, 2026 RMB	June 30, 2026 US$
LIABILITIES
Current liabilities
Short-term borrowings	4,282,000	10,070,000	1,484,134
Accounts payable	18,001,675	15,721,318	2,317,036
Notes payable	19,161,724	13,993,642	2,062,408
Amounts due to related parties	1,064	397	59
Income taxes payable	44,682	65,560	9,662
Derivative liabilities	281,009	199,834	29,452
Operating lease liabilities, current portion	445,901	305,387	45,008
Finance lease liabilities, current portion	55,581	75,910	11,188
Deferred revenue, current portion	1,463,065	1,698,642	250,349
Long-term borrowings, current portion	1,837,950	706,156	104,075
Accruals and other liabilities	12,538,698	12,468,572	1,837,640

Total current liabilities	58,113,349	55,305,418	8,151,011

Non-current liabilities
Long-term borrowings	6,588,865	8,983,337	1,323,980
Operating lease liabilities	4,246,599	2,068,806	304,904
Finance lease liabilities	740,576	4,649,369	685,232
Deferred revenue	1,206,014	1,354,301	199,599
Deferred tax liabilities	330,353	330,341	48,686
Other non-current liabilities	1,568,284	1,885,892	277,946

Total non-current liabilities	14,680,691	19,272,046	2,840,347

Total liabilities	72,794,040	74,577,464	10,991,358

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	105	106	16
Class B Ordinary shares	21	21	3
Additional paid-in capital	71,236,011	71,532,962	10,542,654
Statutory and other reserves	137,720	161,535	23,807
Accumulated deficit	(42,767,710)	(45,912,689)	(6,766,693)
Accumulated other comprehensive income	1,762,443	1,226,917	180,825

Total shareholders’ equity	30,368,590	27,008,852	3,980,612

Total liabilities and shareholders’ equity	103,162,630	101,586,316	14,971,970

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2025 RMB	March 31, 2026 RMB	June 30, 2026 RMB	June 30, 2026 US$
Revenues
Vehicle sales	16,883,696	10,999,321	17,046,476	2,512,340
Services and others	1,390,709	2,034,460	2,697,117	397,506

Total revenues	18,274,405	13,033,781	19,743,593	2,909,846

Cost of sales
Vehicle sales	(14,461,688)	(9,669,451)	(14,987,590)	(2,208,897)
Services and others	(645,387)	(681,737)	(672,521)	(99,117)

Total cost of sales	(15,107,075)	(10,351,188)	(15,660,111)	(2,308,014)

Gross profit	3,167,330	2,682,593	4,083,482	601,832

Operating expenses
Research and development expenses	(2,206,144)	(2,906,991)	(2,914,440)	(429,535)
Selling, general and administrative expenses	(2,167,241)	(1,883,438)	(2,496,484)	(367,936)
Other income, net	237,402	182,249	137,250	20,228
Fair value gain on derivative liability relating to the contingent consideration	34,004	51,113	47,662	7,025

Total operating expenses, net	(4,101,979)	(4,557,067)	(5,226,012)	(770,218)

Loss from operations	(934,649)	(1,874,474)	(1,142,530)	(168,386)

Interest income	308,224	257,166	216,746	31,944
Interest expenses	(75,161)	(164,994)	(124,473)	(18,345)
Fair value (loss) gain on derivative assets or derivative liabilities	—	(101)	36,969	5,449
Investment gain (loss) on long-term investments	24,401	169,117	(140,377)	(20,689)
Exchange gain (loss) from foreign currency transactions	142,684	(148,728)	(125,295)	(18,466)
Other non-operating income (expenses), net	3,454	(959)	12,401	1,828

Loss before income tax benefit (expenses) and share of results of equity method investees	(531,047)	(1,762,973)	(1,266,559)	(186,665)

Income tax benefit (expenses)	9,421	(9,251)	(74,281)	(10,948)
Share of results of equity method investees	43,872	(11,876)	3,776	557

Net loss	(477,754)	(1,784,100)	(1,337,064)	(197,056)

Net loss attributable to ordinary shareholders of XPeng Inc.	(477,754)	(1,784,100)	(1,337,064)	(197,056)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$
Net loss	(477,754)	(1,784,100)	(1,337,064)	(197,056)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(16,414)	(274,419)	(261,107)	(38,482)

Total comprehensive loss attributable to XPeng Inc.	(494,168)	(2,058,519)	(1,598,171)	(235,538)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(494,168)	(2,058,519)	(1,598,171)	(235,538)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,902,441,632	1,910,568,643	1,912,734,380	1,912,734,380
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.25)	(0.93)	(0.70)	(0.10)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	951,220,816	955,284,322	956,367,190	956,367,190
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.50)	(1.87)	(1.40)	(0.21)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND

NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$
Loss from operations	(934,649)	(1,874,474)	(1,142,530)	(168,386)
Fair value gain on derivative liability relating to the contingent consideration	(34,004)	(51,113)	(47,662)	(7,025)
Share-based compensation expenses	126,475	149,549	147,403	21,725

Non-GAAP loss from operations	(842,178)	(1,776,038)	(1,042,789)	(153,686)

Net loss	(477,754)	(1,784,100)	(1,337,064)	(197,056)
Fair value gain on derivative liability relating to the contingent consideration	(34,004)	(51,113)	(47,662)	(7,025)
Share-based compensation expenses	126,475	149,549	147,403	21,725

Non-GAAP net loss	(385,283)	(1,685,664)	(1,237,323)	(182,356)

Net loss attributable to ordinary shareholders	(477,754)	(1,784,100)	(1,337,064)	(197,056)
Fair value gain on derivative liability relating to the contingent consideration	(34,004)	(51,113)	(47,662)	(7,025)
Share-based compensation expenses	126,475	149,549	147,403	21,725

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(385,283)	(1,685,664)	(1,237,323)	(182,356)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,902,441,632	1,910,568,643	1,912,734,380	1,912,734,380
Non-GAAP net loss per ordinary share
Basic and diluted	(0.20)	(0.88)	(0.65)	(0.10)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	951,220,816	955,284,322	956,367,190	956,367,190
Non-GAAP net loss per ADS
Basic and diluted	(0.41)	(1.76)	(1.29)	(0.19)